December 13, 2019

Christopher Nelson
President and General Counsel
Q2Earth Inc.
20 Royal Palm Way, Suite 100
Palm Beach, FL 33480

       Re: Q2Earth Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 5, 2019
           File No. 000-55148

Dear Mr. Nelson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Joel Mayersohn, Esq.